Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Acorda Therapeutics, Inc.:

We consent to the use of our report dated October 3, 2005, except for Note (16) (as to the effects of a reverse stock split) which is as of January 11, 2006, with respect to the consolidated balance sheets of Acorda Therapeutics, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ (deficit), and cash flows for the year ended December 31, 2004, the six month period ended December 31, 2003, and years ended June 30, 2003 and 2002, incorporated herein by reference.

                        /S/ KPMG LLP

Short Hills, New Jersey

February 14, 2006